UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Cogent Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

19240Q201

(CUSIP Number)

Ms. Erin O’Connor

Fairmount Funds Management LLC

200 Barr Harbor Drive, Suite 400

West Conshohocken, PA 19428

(267) 262-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

-with copy to-

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600

San Francisco, CA 94111

February 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

CUSIP No. 19240Q201

1	NAME OF REPORTING PERSON Fairmount Funds Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,079,141(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,079,141(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,079,141(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.89%(2)
14	TYPE OF REPORTING PERSON IA

(1)

The securities include (a) 4,725,641 shares of common stock, $0.001 par value (“Common Stock”), (b) 16,853,500 shares of Common Stock issuable upon conversion of 67,414 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), and (c) 1,500,000 shares of Common Stock issuable upon conversion of 1,500 shares of Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”). The conversion of the Series A Preferred Stock and Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99% and 19.9% of the outstanding Common Stock, respectively.

(2)

Based on 103,842,246 shares of Common Stock outstanding, consisting of 86,124,249 shares of Common Stock outstanding as of November 3, 2023 plus 17,717,997 shares of Common Stock sold in the Private Placement (as defined below).

CUSIP No. 19240Q201

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,265,351(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,265,351(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,265,351(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.06%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The securities include (a) 286,851 shares of Common Stock, and (b) 2,978,500 shares of Common Stock issuable upon conversion of 11,914 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.

(2)

Based on 103,842,246 shares of Common Stock outstanding, consisting of 86,124,249 shares of Common Stock outstanding as of November 3, 2023 plus 17,717,997 shares of Common Stock sold in the Private Placement (as defined below).

CUSIP No. 19240Q201

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,813,790(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,813,790(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,813,790(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.99%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The securities include (a) 4,438,790 shares of Common Stock, (b) 13,875,000 shares of Common Stock issuable upon conversion of 55,500 shares of Series A Preferred Stock and (c) 1,500,000 shares of Common Stock issuable upon conversion of 1,500 shares of Series B Preferred Stock. The conversion of the Series A Preferred Stock and Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99% and 19.9% of the outstanding Common Stock, respectively.

(2)

Based on 103,842,246 shares of Common Stock outstanding, consisting of 86,124,249 shares of Common Stock outstanding as of November 3, 2023 plus 17,717,997 shares of Common Stock sold in the Private Placement (as defined below).

CUSIP No. 19240Q201

Item 1.	Security and Issuer

This Amendment No. 3 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 6, 2020, Amendment No. 1 filed on June 21, 2022 and Amendment No. 2 filed on June 13, 2023 (as amended, the “Statement” or the “Schedule 13D”) by the Reporting Persons with respect to the Common Stock of Cogent Biosciences, Inc. (the “Company”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. The address of the principal executive offices of the Company is 275 Wyman Street, 3rd Floor, Waltham, MA 02451.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission (“SEC”) registered investment adviser under the Investment Advisers Act of 1940 (“Fairmount Funds Management”); (2) Fairmount Healthcare Fund GP LLC, a Delaware limited liability company (“Fairmount GP”); and (3) Fairmount Healthcare Fund II GP LLC, a Delaware limited liability company (“Fairmount GP II”) (Fairmount Funds Management, Fairmount GP, and Fairmount GP II, collectively, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(c)

The principal business of Fairmount Funds Management is to provide discretionary investment management services to qualified investors through its private pooled investment vehicles, Fairmount Healthcare Fund LP and Fairmount Healthcare Fund II LP (“Fund II,” and collectively, the “Clients”). Fairmount GP serves as the general partner to Fairmount Healthcare Fund LP. Fairmount GP II serves as the general partner to Fairmount Healthcare Fund II LP. Fairmount Funds Management has voting and dispositive power over the Common Stock held by the Clients, which is deemed shared with Fairmount GP, and Fairmount GP II. The Clients do not have the right to acquire voting or dispositive power over the Common Stock within sixty days.

(d)-(e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	Fairmount Funds Management, Fairmount GP, and Fairmount GP II are each a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

In aggregate, the Reporting Persons have voting and dispositive power over 23,079,141 shares of Common Stock, which is comprised of (a) 4,725,641 shares of Common Stock, (b) 16,853,500 shares of Common Stock issuable upon conversion of 67,414 shares of Series A Preferred Stock and (c) 1,500,000 shares of Common Stock issuable upon conversion of 1,500 shares of Series B Preferred Stock. The conversion of the Series A Preferred Stock and Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99% and 19.9% of the outstanding Common Stock respectively.

On February 16, 2024, the Reporting Persons purchased a total of 1,166,666 shares of Common Stock and 1,500 shares of Series B Preferred Stock from the Company for an aggregate of $19,999,995.00 in a private placement transaction (the “Private Placement”). The shares were purchased with working capital. Fairmount Funds Management, Fairmount GP and Fairmount GP II do not own any shares of Common Stock, Series A Preferred Stock or Series B Preferred Stock directly but are deemed to beneficially own the shares Common Stock, Series A Preferred Stock and Series B Preferred Stock held by the Clients. Fairmount Funds Management, Fairmount GP and Fairmount GP II disclaim beneficial ownership of such shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock except to the extent of their pecuniary interest therein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The Reporting Persons acquired the shares of Common Stock and Series B Preferred Stock referred to in Item 3 for investment purposes and not with an intent, purpose or effect of changing control of the Company.

Registration Rights Agreement

On February 13, 2024, the Company and the purchasers in the Private Placement, including Fund II (the “Purchasers”), entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company agreed to provide for the registration and resale of the shares of Common Stock and shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock that were purchased by the Purchasers in the Private Placement. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Company

Item 5 is hereby amended and supplemented as follows:

(a) and (b) See Items 7-11 of the cover pages above and Item 2.

(c) The following table lists the Reporting Persons’ transactions in securities of the Company that were effected during the sixty day period prior to the filing of this Amendment No. 3:

Transaction	Purchaser	Date	Share Amount	Price Per Share
Purchase	Fund II	2/16/2024	1,166,666 shares of Common Stock	$7.50
Purchase	Fund II	2/16/2024	1,500 shares of Series B Preferred Stock	$7,500.00

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on July 10, 2020, File No. 005-90431).

99.2	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed with the SEC on February 14, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement February 16, 2024.

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND GP LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND II GP LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member